EXHIBIT 99.3

EXECUTION VERSION

LOCK-UP AGREEMENT

THIS AGREEMENT (this “Agreement”) is dated as of August 10, 2015 by and between Sphere 3D Corp., an Ontario company (the “Company”), and Imation Corp., a Delaware corporation (“Shareholder”).

WHEREAS, the Company has entered into an asset purchase agreement dated as of the date hereof with Shareholder and Overland Storage, Inc. (the “Asset Purchase Agreement”), whereby, among other things, the Company has agreed to issue to Shareholder 1,529,126 common shares, no par value, of the Company (collectively, and together with any common shares of the Company issued or issuable to Shareholder pursuant to the Warrant to Purchase Common Shares (the “Warrant”), issued as of the date hereof, the “Lock-Up Shares”).

WHEREAS, pursuant to a registration rights agreement dated the date hereof, by and between the Company and Shareholder (the “Registration Rights Agreement”), the Company has agreed to register the resale of the Lock-Up Shares pursuant to a Registration Statement to be filed by the Company with the United States Securities and Exchange Commission (the “Registration Statement”).

WHEREAS, in connection with the Asset Purchase Agreement and Registration Rights Agreement, Shareholder has agreed, among other things, not to undertake certain actions with respect to the Lock-Up Shares, except in accordance with the terms and conditions set forth herein. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Registration Rights Agreement.

NOW, THEREFORE, in consideration of the covenants and conditions hereinafter contained, the parties hereto agree as follows:

1.     Restriction on Transfer; Term. Shareholder hereby agrees with the Company that such Shareholder will not offer, sell, contract to sell, assign, transfer, hypothecate, pledge or grant a security interest in, or otherwise dispose of any Lock-up Shares, or enter into any transaction which is designed to, or might reasonably be expected to, have any such effect, directly or indirectly, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares (any of the foregoing actions, a “transfer”), or publicly disclose any intention to make any such transfer; provided, however, that the Shareholder shall be entitled to transfer the Lock-Up Shares either (a) after the date that the Registration Statement is declared effective (and only so long as such Registration Statement remains effective) on the open market or pursuant to block trades or (b) if the Registration Statement has not been declared effective within 30 days after the date hereof (or does not remain effective after such date), pursuant to any available exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”); provided, further, that, without the prior written consent of the Company (which consent may be provided via e-mail from the Company’s Chief Executive Officer or Chief Financial Officer), sales of the Lock-Up Shares in the aggregate on any given trading day shall not exceed 17.5% of the average daily trading volume of the common shares of the Company on the Nasdaq Global Select Market for the 30 trading days ending on the trading day immediately preceding such date (and Shareholder shall not solicit any such transfer that is not an open market sale), except that this limitation will not apply to block trades by the Shareholder; provided, however, that, notwithstanding anything in this Agreement to the contrary, without the prior written consent of the Company (which consent may be provided via e-mail from the Company’s Chief Executive Officer or Chief Financial Officer), no transfer that is not on the open market (including, without limitation, any block trades or trades pursuant to an exemption under the Securities Act) shall be permitted pursuant to this Agreement unless the amount per share of Common Shares (as defined below) received by the Shareholder in such transfer, prior to taking into account any fees, expenses or selling discounts, concessions or commissions, equals at least 95% of the average of the closing prices for the common shares, no par value, of the Company (the “Common Shares”) on the Nasdaq Global Select Market (“NASDAQ”) as reported on Bloomberg Page “ANY US<equity>”, or, if not reported thereby, as reported by any other authoritative source, for each of the ten (10) consecutive complete Trading Days ending with the third complete Trading Day prior to such transfer. For purposes of this Agreement, “Trading Day” means any day on which the Common Shares are traded on NASDAQ, or, if NASDAQ is not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares are then traded; provided that “Trading Day” shall not include any day on which the Common Shares are scheduled to trade on such exchange or market for less than four hours or any day that the Common Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time, or such other time as such exchange or market publicly announces shall be the closing time of trading). Notwithstanding anything in this Agreement to the contrary, Shareholder shall not transfer any of the Lock-Up Shares to any Affiliate (as defined in the Asset Purchase Agreement) of Shareholder, or transfer the Warrant to any Permitted Transferee (as defined in the Warrant), unless and until such Affiliate or Permitted Transferee, as applicable, shall have signed a joinder agreement to this Agreement, in a form reasonably satisfactory to the Company.

2.     Company and Transfer Agent. The Company and its transfer agent are hereby authorized by Shareholder to decline to make any transfer of the Lock-Up Shares if such transfer would constitute a violation or breach of this Agreement.

3.     Agreement to Vote Shares.

A.     Until the earlier of (i) the date on which Shareholder exercises the Warrant and (ii) the Expiration Date (as defined in the Warrant), at every meeting of the shareholders of the Company, and at ever adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Company, Shareholder agrees to unconditionally and irrevocably, or to cause the holder of record on any applicable record date to, vote the Lock-Up Shares and all other Common Shares owned, of record or beneficially by Shareholder (collectively, with the Lock-Up Shares, the “Shares”), or execute a written consent or consents if shareholders of the Company are requested to vote their shares through the execution of an action by written consent in lieu of any such annual or special meeting of shareholders of the Company, (x) in accordance with the recommendation of the Company’s board of directors (the “Board”) (including in favor of any nominee to the Board nominated by the Board) and (y) against any other actions or agreement not recommended by the Board and against any nominee to the Board not recommended or nominated by the Board; provided, that nothing contained in this Section 3 will require Shareholder to take any action (or refrain from taking any action) if Shareholder reasonably believes that the taking of such action (or the failure to take such action, as applicable) would be reasonably likely to be a breach of the fiduciary duties of Shareholder’s board of directors or violate law applicable to Shareholder.

B.     To secure the obligations to vote the Shares in accordance with the provisions of this Agreement, Shareholder does hereby constitute and appoint the then current Chief Executive Officer of the Company and the then current Chief Financial Officer of the Company, and either of them, as each of its true and lawful proxy and attorney-in-fact, with full power of substitution in its name, place and stead to vote all of Shareholder’s Shares in the manner provided in Section 3(A), but only to the extent provided in this Section 3, and to make, execute, sign, deliver and file all instruments, documents and certificates which may from time to time be required by the laws of Ontario, Canada or any other applicable jurisdiction, or any applicable political subdivision or agency thereof, to effectuate, implement and/or continue the provisions of Section 3(A), but only to the extent provided herein. It is expressly intended by Shareholder that the foregoing power of attorney is coupled with an interest, is irrevocable, and shall survive the death, incapacity, dissolution, bankruptcy or insolvency of Shareholder or the transfer of any portion of Shareholder’s Shares.

C.     Until the earlier of (i) the date on which Shareholder exercises the Warrant and (ii) Expiration Date, except as otherwise specifically permitted by this Agreement or as specifically approved in advance by the Board, Shareholder will not, directly or indirectly, through one or more intermediaries or otherwise, and will cause its Affiliates not to, directly or indirectly, singly or as part of a partnership, limited partnership, syndicate (as those terms are used within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended (the “Exchange Act”), which meanings shall apply for all purposes of this Agreement) or other Group (each of the actions referred to in the following provisions of this Section 3(C) being referred to as “Prohibited Actions”):

1.

make, or in any way participate in, any “solicitation” of “proxies” (as such terms are defined or used in Regulation 14A under the Exchange Act) with respect to any voting securities of the Company (including by the execution of actions by written consent), become a “participant” in any “election contest” (as such terms are defined or used in Rule 14a-11 under the Exchange Act) with respect to the Company or seek to advise, encourage or influence any person or entity (other than any Affiliate of Shareholder, including for this purpose its officers and directors) with respect to the voting of any voting securities of the Company;

2.

“solicit”, or participate or join with any person in the “solicitation” of, any “proxies” (as such terms are defined in the Securities Act (Ontario)) to vote, to seek to advise or to influence any person with voting of any voting securities of the Company, whether or not such solicitation is exempt under any provision of the Securities Act (Ontario);

3.

initiate, propose or otherwise solicit, or participate in the solicitation of shareholders for the approval of, one or more shareholders proposals with respect to the Company as described in Rule 14a-8 under the Exchange Act or knowingly induce any other individual or entity to initiate any shareholders proposal relating to the Company;

4.

form, join, or in any way participate in a group to attempt to influence the conduct of the holders of voting securities of the Company or take any other action to seek to control or influence the directors, management or policies of the Company or to obtain representation on the board of directors of the Company; or

5.	publicly disclose any proposal regarding any of the actions enumerated in this Section 3(C).

4.      Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4):

If to the Company:

Sphere 3D Corp.
240 Matheson Blvd. East
Mississauga, Ontario L4A 1X1
Attention: Kurt L. Kalbfleisch
Email: kkalbfleisch@overlandstorage.com

with a copy (which such copy shall not constitute notice) to:

O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, CA 94025
Attention: Paul L. Sieben, Esq.
Email: psieben@omm.com

If to Shareholder,

Imation Corp.
1 Imation Way
Oakdale, Minnesota
Attention: General Counsel
Email: jpbreedlove@imation.com

with a copy (which such copy shall not constitute notice) to:

Oppenheimer Wolff & Donnelly LLP
Campbell Mithun Tower – Suite 2000
222 South Ninth Street
Minneapolis, MN 55402-3338
Attention: Brett Hanson, Esq.
Email: BHanson@oppenheimer.com

5.     Amendment. This Agreement may not be amended, modified or terminated, and no rights or provisions may be waived, except with the written consent of Shareholder and the Company.

6.     Entire Agreement. This Agreement constitutes and contains the entire agreement and understanding of the parties with respect to the subject matter hereof, and it also supersedes any and all prior negotiations, correspondence, agreements or understandings with respect to the subject matter hereof.

7.     Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

8.     Waiver of Jury Trial. EACH OF THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES UNCONDITIONALLY AND IRREVOCABLY CONSENTS TO THE EXCLUSIVE JURISDICTION OF THE STATE OR FEDERAL COURTS OF THE STATE OF DELAWARE RESPECT TO ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND EACH OF THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY OBJECTION TO VENUE IN THE STATE OF DELAWARE, AND AGREES THAT SERVICE OF ANY SUMMONS, COMPLAINT, NOTICE OR OTHER PROCESS RELATING TO SUCH SUIT, ACTION OR OTHER PROCEEDING MAY BE EFFECTED IN THE MANNER PROVIDED IN SECTION 3.

9.     Severability. The parties agree that if any provision of this Agreement be held to be invalid, illegal or unenforceable in any jurisdiction, that holding shall be effective only to the extent of such invalidity, illegally or unenforceability without invalidating or rendering illegal or unenforceable the remaining provisions hereof, and any such invalidity, illegally or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. It is the intent of the parties that this Agreement be fully enforced to the fullest extent permitted by applicable law.

10.    Binding Effect; Assignment. This Agreement and the rights and obligations hereunder may not be assigned by any party hereto without the prior written consent of the other parties hereby. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

11.    Headings. The section headings contained in this Agreement (including, without limitation, section headings and headings in the exhibits and schedules) are inserted for reference purposes only and shall not affect in any way the meaning, construction or interpretation of this Agreement. Any reference to the masculine, feminine, or neuter gender shall be a reference to such other gender as is appropriate. References to the singular shall include the plural and vice versa.

12.    Counterparts. This Agreement may be executed in a number of counterparts, including by electronic transmission, any of which together shall for all purposes constitute one Agreement, binding on all the parties hereto notwithstanding that all such parties have not signed the same counterpart.

13.    Specific Performance; Injunctive Relief. The parties acknowledge and agree that in the event of any breach of this Agreement, remedies at law may be inadequate, and each of the parties hereto shall be entitled to seek specific performance of the obligations of the other parties hereto and such appropriate injunctive relief as may be granted by a court of competent jurisdiction, without the necessity of showing economic loss and without any bond or other security being required.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above herein.

SPHERE 3D CORP.

By:
Name:
Title:

IMATION CORP.

By:
Name:
Title:

[Signature Page to Lock-up Agreement]